SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

Alliance Bancorp, Inc. of Pennsylvania

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

01890A108

(CUSIP NUMBER)

Clover Partners, L.P.

100 Crescent Court, Suite 575

Dallas, TX 75201

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

- with copies to -

Ivana K. Rouse

Akin, Gump, Strauss, Hauer & Feld, L.L.P.

1700 Pacific Avenue, Suite 4100

Dallas, Texas 75201-4618

(214) 969-2899

November 19, 2013

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ☐.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 01890A108	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MHC Mutual Conversion Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 335,690
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 335,690
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 335,690
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 01890A108	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clover Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 335,690
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 335,690
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 335,690
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON* PN, IA

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 01890A108	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clover Investments, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 335,690
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 335,690
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 335,690
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON* CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 01890A108	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael C. Mewhinney
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 335,690
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 335,690
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 335,690
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D

This Schedule 13D (this “Schedule 13D”) is being filed on behalf of MHC Mutual Conversion Fund, L.P., a Texas limited partnership (the “Fund”), Clover Partners, L.P., a Texas limited partnership and the general partner and investment adviser of the Fund (the “GP”), Clover Investments, L.L.C., a Texas limited liability company and the general partner of the GP (“Clover”), and Michael C. Mewhinney, the principal of Clover, relating to common stock, par value $0.01 per share (the “Common Stock”), of Alliance Bancorp, Inc. of Pennsylvania, a Pennsylvania corporation (the “Issuer”).

This Schedule 13D relates to Common Stock of the Issuer purchased by the GP through the account of the Fund. The Fund may direct the vote and disposition of the 335,690 shares of Common Stock that it holds directly. The GP serves as the general partner and the investment adviser of the Fund and may direct the vote and disposition of the 335,690 shares of Common Stock held by the Fund. Clover serves as the general partner of the GP and may direct the GP to direct the vote and disposition of 335,690 shares of Common Stock held by the Fund. As the principal of Clover, Mr. Mewhinney may direct the vote and disposition of the 335,690 shares of Common Stock held by the Fund.

Item 1.	Security and Issuer

Securities acquired: Common Stock, $0.01 par value (the “Common Stock”).

Issuer:	Alliance Bancorp, Inc. of Pennsylvania

541 Lawrence Road

Broomall, PA 19008

Item 2.	Identity and Background

(a) This Schedule 13D is jointly filed by the Reporting Persons. Because Mr. Mewhinney is the principal of Clover, which is the general partner of the GP (with Mr. Mewhinney, the GP and Clover hereinafter referred to as the “Control Persons”), the Control Persons may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), to be the beneficial owners of all of the shares of Common Stock held by the Fund. The Control Persons are filing this Schedule 13D jointly with the Fund (collectively, the “Reporting Persons”), as they may be considered a “group” under Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

(b) The principal place of business for each of the Reporting Persons is 100 Crescent Court, Suite 575, Dallas, TX 75201.

(c) The principal occupation of Mr. Mewhinney is serving as the principal of Clover. The principal business of Clover is acting as the general partner of the GP. The principal business of the GP is acting as the general partner and investment adviser to the Fund. The principal business of the Fund is investing in securities.

(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Fund, the GP and Clover are organized under the laws of the State of Texas. Mr. Mewhinney is a citizen of the United States of America.

Item 3.	Source and Amount of Funds

As of November 22, 2013, the Fund had invested $ 4,613,913.36 (inclusive of brokerage commissions) in the Common Stock of the Issuer. The source of these funds was the working capital of the Fund.

Item 4.	Purpose of the Transaction

The Control Persons have acquired a position in the Issuer for the Fund for investment purposes and plan to influence the policies of the Issuer and to assert shareholder rights. The Control Persons purchased the Common Stock for the Fund based on the belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Although the Reporting Persons have no specific plan or proposal to acquire or dispose of the Common Stock, consistent with their investment purpose, the Reporting Persons at any time and from time to time may acquire additional shares of Common Stock or dispose of any or all of their shares of Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.

The purpose of the acquisition of the Common Stock was for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.

Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives or regulators of the Issuer regarding the Issuer, including, but not limited to, the Issuer’s operations, management, business, assets, capitalization, financial condition, governance, strategy and future plans.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of the Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a) The aggregate percentage of Common Stock reported to be owned by the Reporting Persons is based upon 4,899,204 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of November 1, 2013, as reported in the Issuer’s most recent Form 10-Q filed on November 12, 2013.

The Fund may be deemed to beneficially own the 335,690 shares of Common Stock that it owns directly, representing approximately 6.9% of the issued and outstanding shares of Common Stock of the Issuer

The GP, as the as the general partner and investment adviser of the Fund, may be deemed to beneficially own the 335,690 shares of Common Stock held by the Fund, representing approximately 6.9% of the issued and outstanding shares of Common Stock of the Issuer. Clover, as the general partner of the GP, and Mr. Mewhinney, as the principal of Clover, may each be deemed to beneficially own the Common Stock held in the Fund.

The Control Persons disclaim beneficial ownership of the Common Stock held by the Fund except to the extent of their pecuniary interest therein.

(b) The Fund has the sole power to vote and dispose of the Common Stock that it holds directly reported in this Schedule 13D.

The Control Persons have the shared power to vote and dispose of the Common Stock owned by the Fund reported in this Schedule 13D.

The filing of this Schedule 13D shall not be construed as admission that the Control Persons, for the purposes of Section 13(d) or 13(g) of the Act, or otherwise, the beneficial owner of any of the 335,690 shares of Common Stock owned by the Fund. Pursuant to Rule 13d-4, the Control Persons disclaim all such beneficial ownership.

(c) Annex A attached hereto lists all transactions in the Common Stock during the past sixty (60) days by the Reporting Persons. The transactions in the Common Stock were effected in the open market.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Item 4 are incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1     Joint Filing Agreement by and among the Reporting Persons dated November 22, 2013.

Signatures

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2013

MHC Mutual Conversion Fund, L.P.

By: Clover Partners, L.P., general partner

By: Clover Investments, L.L.C., general partner

By:	/s/ John Guerry
Name: John Guerry
Title: Principal

Clover Partners, L.P.

By: Clover Investments, L.L.C., general partner

By:	/s/ John Guerry
Name: John Guerry
Title: Principal

Clover Investments, L.L.C.

By:	/s/ John Guerry
Name: John Guerry
Title: Principal

/s/ Michael C. Mewhinney
Michael C. Mewhinney

ANNEX A

Date	Shares Purchased/ (Sold)	Price Per Share	Total Cost
10/11/2013	5,000	$14.85	$74,412.50
11/14/2013	25,400	$14.8876	$378,907.04
11/19/2013	150,000	$15.00	$2,254,875.00